BIOTIME, INC.

EXHIBIT 21

April 2, 2003

To BioTime Series 2001-A Debenture Holders

Dear Mr. Kingsley:

          BioTime, Inc. is offering you and each other holder of its Series 2001-A Debentures the option of receiving BioTime common stock in lieu of the cash interest payments that will be due during August 2003 and February 2004. If you accept this offer, you will be granting BioTime a “pay in kind” right allowing (but not requiring) BioTime to make those interest payments in common shares instead of cash (the “PIK Right”). BioTime will still have the right to pay you the interest due in cash.

          Each debenture holder who agrees to grant BioTime the PIK Right will receive a three-year warrant entitling the holder to purchase BioTime common shares for $1.50 per share. The number of shares covered by the warrants will be the amount of debenture interest due in August 2003 and February 2004 divided by the $1.50 exercise price. For example, as a holder of $1,500,000 of debentures, by granting BioTime the PIK Right with respect to the $150,000 of interest due on your debentures, you would receive a warrant to purchase 100,000 shares at $1.50 per share.

          The warrants will expire in three years and will not be exercisable thereafter. The warrant will be redeemable by BioTime at $0.05 per warrant share if the closing price of the common stock on the American Stock Exchange (or the average between bid and asked prices in the over-the-counter market if the shares are not then traded on the AMEX) exceeds $3.00 for 20 consecutive trading days. BioTime would give you 20 days notice before the redemption date so that you may exercise your warrants. Warrants that are not exercised before the redemption date will cease to be exercisable on that date and will only entitle the holder to receive $0.05 per warrant share. The other terms and conditions of the warrants will be substantially the same as those issued to you when you purchased your debentures.

          If BioTime actually elects to pay interest in stock instead of cash, the common shares issued on the interest payment date will be valued at the lower of (a) $1.20 or (b) 80% of the average closing price of BioTime common shares on the AMEX (or the average between bid and asked prices in the over-the-counter market if the shares are not then traded on the AMEX) for the 10 trading days prior to the interest payment date, but not less than $0.80 per share. For example, as a holder of $1,500,000 of debentures you would receive at least 124,998 shares and not more than 187,500 shares.

          BioTime would grant registration rights for the warrants and shares on substantially the same terms as the registration rights covering the warrants issued to you when you purchased your debentures. All prices and share amounts will be adjusted for any stock splits, reverse splits, recapitalization, or similar changes to the common shares.

935 Pardee Street, Berkeley, CA 94710 • Tel: 510-845-9535 • FAX: 510-845-7914

          You have agreed with BioTime that if BioTime exercises the PIK right you will provide BioTime with the cash required to pay the interest due on any debentures held by persons who do not grant BioTime the PIK Right. In consideration of your agreement to do so, BioTime will issue to you a warrant for the same number of shares that would have been issued had those debenture holders agreed to grant the PIK Right, and when you provide BioTime with the cash to pay the interest due you will receive the number of shares that the debenture holders would have received had they accepted stock in lieu of cash interest payments.

          If you wish to grant BioTime the PIK Right with respect to your debentures, please so indicate by placing a check mark in the appropriate place below, signing, and returning the enclosed copy of this letter. Your agreement to grant BioTime the PIK Right is irrevocable.

          Enclosed with this letter is a copy of BioTime’s Annual Report on Form 10-K for the year ended December 31, 2002, and a copy of its Form 10-Q for the three and nine months ended September 30, 2002, as filed with the Securities and Exchange Commission. BioTime’s Form 10-K does not include financial statements and certain other items, which will be filed by amendment. For the 12 months ended December 31, 2002, BioTime incurred a net loss of $2,844,932 ($0.23 per share) on royalty revenues of $352,641. At December 31, 2002, BioTime had cash and cash equivalents of $1,284,432.

Very truly yours,

Paul Segall Chairman and Chief Executive Officer

             x      I hereby grant BioTime the PIK Right to issue common shares in lieu of cash payments of the interest due in August 2003 and February 2004 on my Series 2001-A debentures, as described above.

Date: April 3, 2003

/s/ Alfred D. Kingsley

(Signature)

Alfred D. Kingsley

(Please Print Name)

935 Pardee Street, Berkeley, CA 94710 • Tel: 510-845-9535 • FAX: 510-845-7914